Exhibit 7.7  Press Release, Winners Magazine December 6, 1996

FOR IMMEDIATE RELEASE
CONTACT:  IPO NETWORK
          HIGHTEC, INC.
          LARRY STOCKETT
          (800) 928-0058

                               WINNERS IS A WINNER

 STOCK MARKET NEWS/MAGAZINE OFFERS UNBIASED, COMPUTER GENERATED BUY, SELL, HOLD
                    COMMENTARIES ON OVER 7,000 U.S. STOCKS.

Tiburon, California (December 6, 1996) Hightec, Inc., (OTC-Bulletin Board- HTEH) announced today that it had reached agreements with The IPO Network, Inc., Tiburon, CA, Wealth International Network, LLC. (WIN), Atlanta GA, and The New Industrialist, Barnegat, NJ, to market and distribute a semi-monthly publication customized for WIN members to be called WINNERS.. The first edition of Winners was mailed to 8,000 members of WIN this week. Winners predicts stock market winners (and losers) using a proprietary artificial intelligence software technology known as "neuropro pattern recognition software". The New Industrialist has been publishing Neuropro predictions for the past two years. It's audited track record of 69% accuracy is reportedly the highest accuracy rating of any published system that tracks the majority of stocks on the US and Canadian stock exchanges. The company is now positioned to begin an aggressive marketing campaign that will significantly increase the subscriber and distributor base over the coming months. "Our goal is take Wall Street to The Street, and to make the stock market an easier place for the average investor to become a winner", according to WIN Chairman, Andre Brady.

The New Industrialist currently distributes over 100,000 copies in only 23 cities, but with the help of WIN the goal is to be in hundreds of cities by the end of the year.

Why has there been so much interest in a new stock market publication? Because Winners is based upon a new type of software which attempts to predict the price changes of individual stocks using fundamental financial and technical trading patterns to provide automatically updated buy, sell, hold and avoid commentaries. Winners is not an ordinary stock market newspaper or magazine. IN FACT, IT IS THE MOST EXTRAORDINARY STOCK MARKET PUBLICATION EVER OFFERED TO INDIVIDUAL INVESTORS. The primary difference between Winners and every other stock market publication in the world, is that Winners gives the answer to virtually every investor's question...What will happen to the price of the stock after I buy it?

Winners gives its unbiased, computer generated buy, sell, hold, and avoid predictions and computer generated commentaries as to the basis of its predictions, on the majority of U.S. and Canadian stock listed on the national exchanges. Winners updates its predictions by monitoring over 60 financial and news data bases 24 hours per day and it makes the answers available over the Internet (http://www.ipo-network.com) to provide rapidly changing predictions between the printed editions of the publication. How good are the predictions? So good that the answers for the past 18 months have been audited with approximately 70% accuracy. Considering the odds in Las Vegas are rarely greater than 48% in your favor, a portfolio in which 70% of the stocks change in the price direction predicted by the computer with designated exit prices, these results are sufficient to improve the profits of almost every active investor.

Winners highly accurate predictions are generated using sophisticated artificial intelligence software systems which scan and digest data twenty four hours per day from over 60 data bases to reach its predictive conclusions. The software determines and evaluates specific entry and exit points, the impact of fundamental changes in financial conditions of each company, and the technical trading patterns of each stock. The computer generated results are unbiased and the predictions speak for themselves